Exhibit 99.1

Correction of Notice of Time of Greenbrook TMS Second Quarter 2023 Financial Results

TORONTO--(BUSINESS WIRE)--August 14, 2023--Greenbrook TMS Inc. (NASDAQ: GBNH) (“Greenbrook” or the “Company”), announced a correction to its press release originally dated August 9, 2023 announcing the release of its operational and financial results for the second quarter 2023.

In the original press release, the operational and financial results for the second quarter 2023 were stated to be released after market hours on August 15, 2023. Instead, the correct timing of the release will be after market hours on August 14, 2023.

SECOND QUARTER 2023 CONFERENCE CALL DETAILS:

Bill Leonard, President and Chief Executive Officer, and Erns Loubser, Chief Financial Officer, will host a conference call at 10:00 a.m. (Eastern Time) on August 15, 2023 to discuss the financial results for the quarter.

Dial in Numbers:

Toll Free North America: 1 (888) 886-7786
Toronto: (416) 764-8658

Webcast:

For more information or to listen to the call via webcast, please visit:
www.greenbrooktms.com/investors/events.htm

For those that plan on accessing the conference call or webcast, please allow ample time prior to the call time.

Conference Call Replay:

Following the live call, a replay will be available on the Investor Relations section of the Company’s website, www.greenbrooktms.com/investors/events.htm

About Greenbrook TMS Inc.

Operating through 133 Company-operated treatment centers, Greenbrook is a leading provider of Transcranial Magnetic Stimulation (“TMS”) and Spravato® (esketamine nasal spray), FDA-cleared, non-invasive therapies for the treatment of Major Depressive Disorder (“MDD”) and other mental health disorders, in the United States. TMS therapy provides local electromagnetic stimulation to specific brain regions known to be directly associated with mood regulation. Spravato® is offered to treat adults with treatment-resistant depression and depressive symptoms in adults with MDD with suicidal thoughts or actions. Greenbrook has provided more than one million treatments to over 32,000 patients struggling with depression.

Contacts

For further information:

Glen Akselrod
Investor Relations
Greenbrook TMS Inc.

investorrelations@greenbrooktms.com
1-855-797-4867